

Mail Stop 3561

August 7, 2009

William G. Forhan
Principal Executive Officer
Casino Players, Inc.
2400 E. Commercial Blvd. # 618
Ft. Lauderdale, FL 33308

> **Re: Casino Players, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 23, 2009**
> **File No. 333-138251**

Dear Mr. Forhan:

We have reviewed your responses to the comments in our letter dated July 14, 2009 and have the following additional comments.

Calculation of Registration Fee

1. We note the language deleted from footnote (2). It is unclear why you have removed this language. In your next amendment, please included the language that you have deleted from footnote (2).

Summary, page 3

2. We note your response to prior comment 2 and reissue. Please revise the first paragraph, which begins "[t]he following summary is not complete…," to remove the disclaimer that the summary is "not complete."

Who We Are, page 3

3. We note your response to prior comment 6 and reissue. It appears that you have removed the reference to your goal to send 2,000 "Play to Qualify" and 200 qualified players to casino resorts from the Business Strategy section on page 18, but have not deleted the reference here on page 4. Since your goal is substantially higher than the number of players you have been able to send during the past 2

years, please either revise to discuss in detail your strategy for meeting this aspiration or remove this disclosure.

4. In addition, please provide details to support your plan to budget $350,000 in marketing and send 8 million emails a month or remove this disclosure. Similarly, please provide support for your statements that your emails will yield .025% "Play to Qualify" players and .0025 qualified Casino players or remove these statements.

Description of Business -- General, page 15

5. Refer to the fourth paragraph of this section. You disclose that you issued 4,000,000 shares to Invicta in connection with the acquisition of CRP. You further disclose that those 4,000,000 shares were "issued" to Mr. Forhan. However, Invicta would not appear to be the issuer of the shares. Please revise accordingly.

6. We note your response to prior comment 3 and reissue in part. In addition to disclosing your revenues for the most recent interim stub, please revise your disclosure on pages 15 and 16 to also disclose your net loss for this period.

Description of Properties, page 20

7. We note your response to prior comment 10 and reissue in part. Please revise to disclose how you are able to occupy the current office space without paying rent.

Business Strategy, page 18

8. We note your response to prior comment 11 and reissue. To the extent you are planning to pursue strategic acquisitions, please expand your disclosure here to discuss such intentions in detail and provide support for financial ability to pursue such acquisitions. Consistent with your disclosure on page 21, please also disclose here that you have not targeted any companies for acquisition. Alternatively, revise to remove your reference to possible acquisitions both here and in the Use of Proceeds section.

Selling Stockholders, page 23

9. Your disclosure states that you issued cancelled shares to The Scott Law Firm. Please revise to clarify that you issued 1,900,000 shares (rather than 1,900,000 cancelled shares) to The Scott Law Firm.

Security Ownership of Certain Beneficial Owners, page 31

10. We note your response to prior comment 17. It appears that footnote (3) applies to Mr. Forhan, but the text refers to Mr. Fohoome. Please revise to clarify.

Organization Within Last Five Years, page 35

11. Losses from inception appear to total $793,443. Please revise or advise. This comment applies to similar disclosure captioned "Net Profit/Net Losses" on page 39 of your filing as well.

Expenses, page 39

12. Total G&A Expenses for 2007 appear to be $209,204. Please revise or advise.

Revenues, page 40

13. Please delete the final two sentences of this paragraph. A discussion of fiscal 2007 events is not relevant to a comparative discussion of fiscal 2008 and 2009.

Accountant's Report, page F-2

14. It appears that the company has incurred accumulated net losses of $793,443 since inception. Please revise the final paragraph of the report accordingly. Alternatively, please reconcile the $751,000 balance in your report to the financial statement balances and footnotes.

Revenue Recognition, page F-7

15. The changes you have indicated in response to our comment 24 from the staff letter dated July 14, 2009 do not fully appear in the document. As such, we reissue this comment. The appropriate revisions should also be made to the disclosures for the period ended March 31, 2009 on page 13.

Note 4. Stock Based Compensation, page F-9

16. Refer to your response to our prior comment 25. You advised us that you were adding a Footnote 6 to address the notes payable to the related party which were forgiven. You have not done so. Please revise, here and in your interim financial statement footnotes to include this information. Further, the changes you have made to your financial statements appear to constitute the correction of an error. If our understanding is correct, please provide the disclosures required under paragraph 26 of SFAS 154. Financial Statement Columns should be clearly

labeled as "restated" where applicable. Finally, the accountant's report should include an appropriate reference to the restatement. Please revise or advise.

General

17. Consider the updating requirements of Rule 3-12 of Regulation S-X.

Exhibit 5.1

18. We note your response to prior comment 27 and reissue. The first sentence of the third paragraph of Exhibit 5.1 begins by stating that counsel has "assumed" certain things, one of which appears to be a legal conclusion that should be opined by legal counsel. Accordingly, please delete the words from "and the date of authorization…" through the end of the sentence.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3314 if you have any other questions.

Sincerely,

Daniel H. Morris
Attorney-Advisor

cc: Via Facsimile (732) 530-9008
        Virginia K. Sourlis, Esq.
        The Sourlis Law Firm